UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-42098

JIADE LIMITED

Unit 2-02, Puningdun Business Plaza, No. 1702 and 1706 Minjiang Road

Jinjiang District, Chengdu City, Sichuan Province

The People’s Republic of China, 610000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 14, 2024, JIADE LIMITED (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with WestPark Capital, Inc., as representative of the several underwriters listed on Schedule I to the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 2,000,000 ordinary shares, par value $0.01 per share (the “Ordinary Shares”), for a price of $4.00 per share, less certain underwriting discounts. The Company also granted the underwriters a 60-day option to purchase up to 300,000 additional Ordinary Shares on the same terms and conditions for the purpose of covering any over-allotments in connection with the IPO.

On May 17, 2024, the Company closed the IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-276283), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 27, 2023, as amended, and declared effective by the SEC on May 14, 2024. The offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “JDZG” on May 15, 2024.

In connection with the IPO, the Company issued a press release on May 15, 2024 announcing the pricing of the IPO and a press release on May 17, 2024 announcing the closing of the IPO, respectively.

Copies of the Underwriting Agreement, the two press releases, the Audit Committee Charter, the Compensation Committee Charter, and the Nominating and Corporate Governance Committee Charter are attached hereto as Exhibits 10.1, 99.1, 99.2, 99.3, 99.4, and 99.5, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of the Underwriting Agreement do not purport to be a complete description of the document described in this Form 6-K, and are subject to, and qualified in their entirety by, such document.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2024

JIADE LIMITED

By:	/s/ Yuan Li
Name:	Yuan Li
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Underwriting Agreement dated March 14, 2024 by and between the Company and the Representative

99.1	Press Release on Pricing of the Company’s Initial Public Offering

99.2	Press Release on Closing of the Company’s Initial Public Offering

99.3	Audit Committee Charter

99.4	Compensation Committee Charter

99.5	Nominating and Corporate Governance Committee Charter

3